April 16, 2008

Mr. Michael Fay
Branch Chief
U.S Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	World Wrestling Entertainment, Inc.
Form 10-K: For the year ended December 31, 2007
File No: 0-27639

Dear Mr. Fay:

The following is the response of World Wrestling Entertainment, Inc. (the “Company”) to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) communicated by letter dated April 3, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2007. Please note that for the Staff’s convenience we have included the Staff’s comment in italics and provided the Company’s response to the comment immediately thereafter.

Form 10-K: For the year ended December 31, 2007

Consolidated Financial Statements

Note 5: Investments, page F-12

Please explain to us the basis for your belief that, as of February 22, 2008, your auction rate securities were not impaired. If part of your support is that a decline in fair value below the amortized cost basis of the securities was judged to be temporary, explain to us how you made this determination. In addition, tell us whether any of the assumptions underlying this initial belief have subsequently changed. As part of your response, identify the components of your auction rate securities.

Response:

Our portfolio of auction rate securities (“ARS”) as of December 31, 2007 consisted of investments in highly rated municipal bonds and student loan backed securities. Each of the ARS held at December 31, 2007 successfully cleared via the auction process during January 2008. In addition, the Company reduced its investment in ARS through the normal auction process in the period between December 31, 2007 and February 22, 2008.

In concluding that any decline in market value of our ARS subsequent to year-end was temporary, we considered the guidance in SAB Topic 5M “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.”

Based on this guidance and consideration of the following factors, we believed any decline in the fair value of these securities to be temporary based on the following facts:

1.	All ARS we held as of December 31, 2007 reset successfully in January, including the securities that subsequently failed in February. As of February 22, 2008, we expected these securities to successfully reset in the near-term, notwithstanding their failure to reset at that time. This expectation was supported by successful auctions subsequent to our initial failed auction on February 13, 2008 and subsequent to February 22, 2008, the date of our disclosure.

2.	The creditworthiness of the issuers of the ARS was and remains high. As of February 22, 2008, we held approximately $40.2 million of ARS, of which approximately $35.5 million were issued as tax-exempt guaranteed student loan bonds. These bonds are backed by Federal Family Education Loan Program (“FFELP”) loans, which are guaranteed by the Federal Government, so long as the loans have been properly serviced by the issuer. The remaining $4.7 million was invested in bonds issued by a highly rated municipal issuer and included insurance covering the interest and principal.

3.	We maintain a strong liquidity position, as evidenced by our substantial cash balance of approximately $135.8 million as of December 31, 2007, which enables us to fund current operations, planned capital expenditures and our dividend. Accordingly, we currently believe that we have the ability to hold our ARS investments until the underlying auction mechanism corrects or the issuer seeks alternate financing methods and in the process retires these securities. It is our understanding, based on our discussions with underwriters of certain of the failed ARS and our review of relevant media reports, that issuers of ARS are actively seeking a resolution to the failed ARS market via refinancing and various alternatives. Based on our liquidity needs as of February 22, 2008 and at the present time, we do not anticipate requiring liquidity with respect to our portfolio of ARS in the short to medium-term time periods. It is our intent to hold these securities in the near-term; if successful auctions begin to occur, we would seek to exit our current positions, but we do not intend to sell these securities on a secondary market or through a private sale at an amount significantly below par value.

We are currently performing a valuation of our ARS as of March 31, 2008. The size of our portfolio of ARS has been reduced by approximately $5.9 million since February 22, 2008 through limited successful sales through the auction process. These sales were at par and no loss was realized. While the remaining ARS have continued to experience failures in the auction process, the underlying creditworthiness of the issuers of the ARS in our portfolio has not changed since February 22, 2008 and we have not experienced any defaults in interest payments. As of the date of this response letter, no secondary market has developed for these ARS and there has not been a change in our liquidity needs.

We will continue to evaluate the fair value of our investments in ARS for impairment that is other than temporary if a decline in fair value occurs, in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” Staff Accounting Bulletin Topic 5, “Miscellaneous Accounting” and Financial Accounting Standard Board Staff Position SFAS 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”

In addition, as requested in your letter dated April 3, 2008, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (203) 352-8684

By: /s/ George Barrios

George Barrios
Chief Financial Officer